                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                           Stratos International, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    863100202
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
(1)         The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

------------------------                               -------------------------
CUSIP No. 863100202                    13D                    Page 2 of 10 Pages
------------------------                               -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /                                                                 (a)
                                                                         (b) / /                                                                (b)
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,183,650
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,183,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,183,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                               -------------------------
CUSIP No. 863100202                    13D                    Page 3 of 10 Pages
------------------------                               -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /

--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,183,650
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------

                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,183,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,183,650
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                               -------------------------
CUSIP No. 863100202                    13D                    Page 4 of 10 Pages
------------------------                               -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   2,183,650
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,183,650
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,183,650
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                               -------------------------
CUSIP No. 863100202                    13D                    Page 5 of 10 Pages
------------------------                               -------------------------

     The  following  constitutes  Amendment  No. 5  ("Amendment  No.  5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The aggregate  purchase price of the 2,183,650 Shares owned by Steel
Partners II is $10,234,300, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

     Item 4 is hereby amended to add the following:

            On August 23,  2005,  Steel  Partners  II  delivered a letter to the board of  directors  of the  Issuer in which it  commended  the board for recent progress new management has made toward reducing  losses,  settling  litigation, and  rationalizing  assets and  expressed  interest in  acquiring  shares of the
Issuer  being  sold by  Citicorp  Ventures.  The  purpose  of the  letter was to formally  request that the board remove the  shareholder  rights plan, and allow any purchase by Steel Partners II of shares from Citicorp  Ventures to be exempt from the  "business  combination"  statute  under  Section  203 of the  Delaware
General  Corporation Law. If the board is unwilling to do this on its own, Steel
Partners II suggests that it be put to a shareholder  vote. A copy of the letter is attached hereto and incorporated herein by reference.

     Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  14,580,123  Shares  outstanding,  which is the total number of Shares  outstanding  as  reported  in the  Issuer's  definitive  proxy statement on Schedule 14A, as filed with the Securities and Exchange  Commission on August 8, 2005.

            As of the close of business on August 23,  2005,  Steel  Partners II beneficially  owned 2,183,650 Shares,  constituting  approximately  14.9% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 2,183,650  Shares owned by Steel Partners
II,  constituting  approximately  14.9% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 2,183,650  Shares owned by Steel Partners II,  constituting approximately 14.9% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  2,183,650  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

------------------------                               -------------------------
CUSIP No. 863100202                    13D                    Page 6 of 10 Pages
------------------------                               -------------------------

     Item 5(c) is hereby amended to add the following:

            (c)   Schedule A annexed hereto lists all transactions in the Shares by the  Reporting  Persons  since the filing of Amendment No. 4 to Schedule 13D.
All of such transactions were effected in the open market.

     Item 7 is hereby amended to add the following exhibit:

            2.    Letter from Steel  Partners II, L.P. to the Board of Directors of Stratos International, Inc., dated August 23, 2005.

------------------------                               -------------------------
CUSIP No. 863100202                    13D                    Page 7 of 10 Pages
------------------------                               -------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2005                   STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein
                                             Managing Member

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

------------------------                               -------------------------
CUSIP No. 863100202                    13D                    Page 8 of 10 Pages
------------------------                               -------------------------

                                   SCHEDULE A
                                   ----------

 Transactions in the Shares Since the Filing of Amendment No. 4 to Schedule 13D
 ------------------------------------------------------------------------------

Shares of Common Stock             Price Per                    Date of
       Purchased                   Share($)                     Purchase
       ---------                   --------                     --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
        30,000                      5.5600                       6/29/05

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

------------------------                               -------------------------
CUSIP No. 863100202                    13D                    Page 9 of 10 Pages
------------------------                               -------------------------

                                  EXHIBIT INDEX
                                  -------------

            Exhibit                                                         Page
            -------                                                         ----

1.          Joint Filing Agreement by and among Steel Partners II,           --
            L.P., Steel Partners, L.L.C. and Warren G. Lichtenstein,
            dated May 9, 2005 (previously filed).

2.          Letter from Steel Partners II, L.P. to the Board of Directors    10
            of Stratos International, Inc., dated August 23, 2005.

------------------------                               -------------------------
CUSIP No. 863100202                    13D                   Page 10 of 10 Pages
------------------------                               -------------------------

                            STEEL PARTNERS II, L.P.
                               590 MADISON AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                      ----
                               TEL (212) 520-2300
                               FAX (212) 520-2301

                                 August 23, 2005

FOR DISSEMINATION TO THE
STRATOS INTERNATIONAL BOARD OF DIRECTORS

Stratos International, Inc.
7444 West Wilson Avenue
Chicago, IL 60706
Attn: Corporate Secretary

Gentlemen:

            Steel Partners II is the second  largest  shareholder of the company with  14.9% of the  outstanding  shares.  We have been  pleased  with the recent progress new management has made toward reducing  losses,  settling  litigation, and  rationalizing  assets.  We have spoken to Andy Harris about  increasing our ownership position in the company. It appears your largest shareholder, Citicorp
Ventures, is selling its shares daily in the market. We are interested in buying its shares. However, due to the company's shareholder rights plan, we are unable to increase our position above 15%.

            The  purpose of this letter is to  formally  request  that the board remove the shareholder rights plan, and allow our purchase to be exempt from the
"business  combination"  statute  under  Section  203  of the  Delaware  General
Corporation Law. We believe these  anti-takeover  provisions are not in the best interest of the  shareholders.  If the board is unwilling to do this on its own, we suggest that it be put to a  shareholder  vote. If  shareholders  approve the pill  redemption  and opting out of Section 203 then the board should follow the shareholders' wishes.

            We thank the  board  for its  consideration  and look  forward  to a favorable response.

                                                  Thank you,

                                                  /s/ Warren G. Lichtenstein
                                                  ----------------------------
                                                  Warren G. Lichtenstein